UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MUBARAK, FARES
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Engineering
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  05/01/00    M        7,500         A  $13.0625                    D  Direct
Common Stock                                  05/01/00    S        7,500         D  $37.5000                    D  Direct
Common Stock                                  05/01/00    M        7,812         A  $10.0625                    D  Direct
Common Stock                                  05/01/00    S        7,812         D  $37.5000                    D  Direct
Common Stock                                  05/01/00    M        17,372        A  $11.1250                    D  Direct
Common Stock                                  05/01/00    S        17,372        D  $37.5000                    D  Direct
Common Stock                                  05/01/00    M        185           A  $11.1250                    D  Direct
Common Stock                                  05/01/00    S        185           D  $37.5000                    D  Direct
Common Stock                                  05/01/00    M        52            A  $14.8750                    D  Direct
Common Stock                                  05/01/00    S        52            D  $37.5000                    D  Direct
Common Stock                                  05/01/00    M        79            A  $15.0000                    D  Direct
Common Stock                                  05/01/00    S        79            D  $37.5000     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $11.1250        05/01/00       M                          185                           01/09/08
to buy)
Incentive Stock Option (right  $14.8750        05/01/00       M                          52               (1)          07/17/06
to buy)
Incentive Stock Option (right  $15.0000        05/01/00       M                          79               05/01/96 (2) 03/01/06
to buy)
Non-Qualified Stock Option     $10.0625        05/01/00       M                          7,812            12/31/99 (3) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250        05/01/00       M                          17,372                        01/09/08
(right to buy)
Non-Qualified Stock Option     $13.0625        05/01/00       M                          7,500            (4)          03/01/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Incentive Stock Option (right  05/01/00  Common Stock                   185                       1             D   Direct
to buy)
Incentive Stock Option (right  05/01/00  Common Stock                   52                        5,548         D   Direct
to buy)
Incentive Stock Option (right  05/01/00  Common Stock                   79                        0             D   Direct
to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   7,812                     25,930        D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   17,372                    16,145        D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/00  Common Stock                   7,500                     20,625        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option for 4,600 shares becomes 100% exercisable on 8/1/2000.  Option for 3,000 shares and 5,000 shares is exercisable at 6.25% per quarter with vesting commencing on 7/17/96 and 8/1/96, respectively.
(2)
Option is exercisable at 6.25% per quarter with vesting commencing on 2/1/96.
(3)
Option begins vesting 12/31/98 and is exercisable quarterly as to 6,250 shares in 1999 and 2000, and 6,179 shares in 2001.
(4)
Option begins vesting on 3/1/99 and is exercisable as to 1,875 shares quarterly through 12/1/02.

SIGNATURE OF REPORTING PERSON
/S/ MUBARAK, FARES
DATE